BRF S.A.

Publicly held company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

In compliance with the Official Letter from Brazilian Securities Commission (CVM) (Ofício/CVM/SEP/GEA 135-2015, dated April 7, 2015) ("Official Letter"), BRF S.A. ("BRF" or "Company"), hereby provides clarification about the content of the article published on March 28, 2015, in the newspaper O ESTADO DE SÃO PAULO, entitled "Banks and large companies are under investigation in 'court' of the Federal Revenue".

BRF became aware of the article published in the media, however has not been contacted by any public authority about the alleged investigation mentioned in the Official Letter.

The Company points out that all practices related to its activities are guided strictly by ethics and in compliance with Brazilian laws and of all countries where it operates. Notwhistanding, in view of such article in the media, it has taken internal measures to safeguard its interests and of its shareholders in all areas.

BRF reiterates its commitment to timely provide appropriate information to its shareholders and to the market in the event of any material fact.

São Paulo, April 08, 2015.

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer